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                         May 20, 2024

       Jacquelyn Sumer
       General Counsel
       Cullinan Therapeutics, Inc.
       One Main Street
       Suite 1350
       Cambridge, MA 02142

                                                        Re: Cullinan
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 16, 2024
                                                            File No. 333-279452

       Dear Jacquelyn Sumer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tamika
Sheppard at 202-551-8346 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Thomas Daniekski